AT YOUR REQUEST, WE ARE PROVIDING YOU WITH PRELIMINARY LOAN INFORMATION. THE INFORMATION CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION IN THE OFFERING DOCUMENT RELATING TO THIS TRANSACTION. THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AS OF THE DATE HEREOF, SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO YOU AND WILL BE SUPERSEDED BY ANY SUCH INFORMATION SUBSEQUENTLY DELIVERED AND ULTIMATELY BY THE FINAL OFFERING DOCUMENT RELATING TO THE SECURITIES. THIS INFORMATION IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT FROM TIME TO TIME. THE RECIPIENT ACKNOWLEDGES THAT THIS PRELIMINARY INFORMATION MAY BE CHANGED OR AMENDED WITHOUT ANY NOTICE TO THE RECIPIENT AND THE PROVIDER IS UNDER NO OBLIGATION TO SEND ANY SUPPLEMENTED OR CORRECTED INFORMATION. ANY INVESTMENT DECISION WITH RESPECT TO THE SECURITIES SHOULD BE MADE BY YOU BASED SOLELY UPON THE INFORMATION CONTAINED IN THE FINAL OFFERING DOCUMENT RELATING TO THE SECURITIES.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the issuer, the preparation of which used numerous assumptions which may or may not be reflected herein. As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN). JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE OFFERING TO WHICH THIS COMMUNICATION RELATES.

Copyright 2005 JPMorgan Chase & Co. All rights reserved. J.P. Morgan Securities Inc. (JPMSI), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Clients should contact analysts and execute transactions through a JPMorgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

                PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

               1,300,000,000 (APPROXIMATE) OF SENIOR CERTIFICATES
                              CHASE 2007-A2 GROUP 1

               MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-A2

(JPMORGAN LOGO)                                                       06/08/2007

                           FEATURES OF THE TRANSACTION

- Offering consists of approximately $1,300mm of Senior Certificates expected to be rated AAA by 2 of the 3; S&P, Moody's, Fitch.

-    The Amount of Senior Certificates is approximate and may vary.

-    Multiple groups of Mortgage Loans will collateralize the transaction

-    There are approximately 5 pools of Senior Certificates, which may vary.

- The Credit Support for the Senior Certificates of Pools 1 - 5 is Cross-Collateralized, with respect to losses

                                    KEY TERMS

Issuer:                       Chase Mortgage Finance Trust 2007-A2
Underwriter:                  J.P.Morgan Securities, Inc.
Depositor:                    Chase Mortgage Finance Corporation
Trustee:                      Bank of New York
Type of Issuance:             Public
Servicer Advancing:           Yes, Subject to Recoverability.
Compensating Interest:        Paid, But Capped.
Clean-Up Call / Optional
   Termination:               1% (Pools 1 - 5)
Legal Investment:             The Senior Certificates are Expected to
                              be SMMEA Eligible at Settlement.
ERISA Eligible:               The Senior Certificates are Expected
                              to be ERISA eligible subject to
                              limitations set forth in the final
                              prospectus supplement.
Tax Treatment:                REMIC
Structure:                    Senior/Subordinate w/ Shifting Interest.
                              and Subordinate Certificate Prepayment
                              Lockout
Expected AAA Subordination:   1.5% +/- .50% (Pools 1 - 5)
Rating Agencies:              At least 2 of 3; Moody's, S&P, Fitch
Registration:                 Publicly Offered Certificates will be
                              DTC

TIME TABLE

Cut-Off Date                  June 1, 2007
Settlement Date               June 29, 2007
First Distribution Date       July 25, 2007
Distribution Date             25th or Next Business Day

                            JPMSI CONTACT INFORMATION

TRADING/STRUCTURING   Greg Boester     212-834-2499
                      John Horner
                      Tom Scudese
                      Marc Simpson
                      Bridget Byrnes
                      Tom Panagis

                  PRELIMINARY MORTGAGE POOL DATA (APPROXIMATE)

                                       POOL 1              POOL 2              POOL 3
                                  -----------------   -----------------   -----------------
Collateral Type                   5-2-5 5Yr Hybrid    5-2-5 5Yr Hybrid    5-2-5 5Yr Hybrid
                                         ARMs               ARMs                ARMs
Outstanding Principal Balance        194,233,202         281,751,884         292,283,431
Number of Mortgage Loans                 342                 438                 429
Average Principal Balance              647,707             709,712             729,067
Weighted Average Gross Mortgage
   Rate                                 4.811%             4.503%              4.831%
Weighted Average Net Mortgage
   Rate                                 4.559%             4.248%              4.575%
Weighted Average Maturity                309                 313                 324
Weighted Average Seasoning                51                 46                  35
Weighted Average Months to Roll           9                  14                  25
ARM Index                         LY1(97%), CMT(3%)   LY1(95%), CMT(5%)   LY1(97%), CMT(3%)
Weighted Average Gross Margin            2.29               2.28                2.29
Initial Periodic Rate Cap                4.7                 5.0                 4.2
Subsequent Periodic Rate Cap             2.0                 2.0                 2.0
Lifetime Rate Cap                        5.0                 5.0                 5.3
Weighted Average Loan-to-Value           62%                 59%                 64%
Weighted Average FICO Score              735                 730                 732
Geographic Distribution            CA(46%), NY(10%)    CA(40%), NY(19%)    CA(35%), NY(29%)
Percent Owner Occupied                   91%                 92%                 89%
Percent Single Family / PUD              86%                 80%                 73%
Interest Only                             1%                 0%                  35%
Primary Servicer                        Chase               Chase               Chase

                  PRELIMINARY MORTGAGE POOL DATA (APPROXIMATE)

                                       POOL 4               POOL 5
                                  -----------------    -----------------
Collateral Type                    5-2-5 7Y Hybrid      5-2-5 7Y Hybrid
                                        ARMs                 ARMs
Outstanding Principal Balance        208,436,850          379,969,091
Number of Mortgage Loans                 372                  635
Average Principal Balance              623,606              656,323
Weighted Average Gross Mortgage
   Rate                                4.920%               4.637%
Weighted Average Net Mortgage
   Rate                                4.664%               4.382%
Weighted Average Maturity                307                  313
Weighted Average Seasoning               50                   46
Weighted Average Months to Roll          34                   38
ARM Index                         LY1(89%), CMT(11%)   LY1(85%), CMT(15%)
Weighted Average Gross Margin           2.27                 2.27
Initial Periodic Rate Cap                4.8                  4.9
Subsequent Periodic Rate Cap             2.0                  2.0
Lifetime Rate Cap                        5.0                  5.0
Weighted Average Loan-to-Value           62%                  61%
Weighted Average FICO Score              740                  735
Geographic Distribution            CA(27%), NY(23%)     NY(36%), CA(27%)
Percent Owner Occupied                   95%                  94%
Percent Single Family / PUD              80%                  73%
Interest Only                            0%                   1%
Primary Servicer                        Chase                Chase